# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OpenLocker Holdings, Inc., CIK 0000924396
CUSIP: 92934S502
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 1700 PALM BEACH LAKES BLVD, SUITE 820, WEST PALM BEACH, Florida (FL), 33401
Date of event which requires filing of this statement: 04/09/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002066757

## Reporting persons
- Partum AG: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); sole voting power 50,235,570; shared voting power 0; sole dispositive power 50,235,570; shared dispositive power 0; aggregate amount beneficially owned 50,235,570 (9.42% of the class)

## Item 1. Issuer
Name of issuer: OpenLocker Holdings, Inc.
Address of issuer's principal executive offices: 1700 Palm Beach Lakes Boulevard, Suite 820, West Palm Beach, FL, 33401

## Item 2. Person Filing
Name of person filing: Partum AG
Address of principal business office or, if none, residence: Stegstrasse 34, 8808 Pfaffikon, Switzerland
Citizenship: Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 50,235,570
Percent of class:
9.42% *

*Based on 533,127,314 shares of the common stock issued and outstanding as of May 2, 2025.
Sole power to vote or to direct the vote: 50,235,570
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 50,235,570
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Partum AG: /s/ Arbra Ilijazi, Arbra Ilijazi, Director (05/15/2025)